Exhibit 99

Financial Measures That Supplement Generally Accepted Accounting Principles
General Electric Capital Corporation and Consolidated Affiliates

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with generally accepted accounting principles in the U.S. (GAAP).  Certain of these data are considered "non-GAAP financial measures" under SEC rules.  Specifically, we have referred to:

    net revenues (revenues from services less interest and other financial charges) of the Commercial Finance and Consumer Finance segments; and

    delinquency rates on managed financing receivables of the Commercial Finance and Consumer Finance segments.

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Net Revenues

We provided reconciliations of net revenues to reported revenues for these segments on pages 16 and 17 of the Form 10-Q. Because net revenues is a common industry measure of margin, these disclosures enable investors to compare the results of our businesses with results of others in the same industry.

Delinquency Rates on Managed Financing Receivables

Approximate delinquency rates on financing receivables follow.

CONSUMER FINANCE
At

9/30/04		12/31/03	9/30/03

Managed	5.50%	5.57%	5.62%
Off-book	4.55%	4.58%	4.38%
On-book	5.59%	5.67%	5.75%

COMMERCIAL FINANCE
At

9/30/04		12/31/03	9/30/03

Managed	1.64%	1.37%	1.79%
Off-book	1.44%	0.72%	1.16%
On-book	1.70%	1.55%	1.96%

We believe that delinquency rates on managed financing receivables provide a useful perspective of our portfolio quality and are key indicators of financial performance. Further, investors use such information, including the results of both the on-book and securitized portfolios, which are relevant to our overall performance.